Term Sheet To prospectus dated February 19, 2016 and prospectus supplement dated August 3, 2016	Filed Pursuant to Rule 433 Dated August 3, 2016 Term Sheet to Prospectus Supplement Registration Statement No. 333-209616

5.45% Junior Subordinated Notes due 2056

Legg Mason, Inc.

Issuer:	Legg Mason, Inc.

Security:	5.45% Junior Subordinated Notes due 2056 (the “Notes”)

Trade Date:	August 3, 2016

Expected Settlement Date:	August 8, 2016 (T+3)

Principal Amount:	$500,000,000

Maturity:	September 15, 2056

Interest Payment Dates:	March 15, June 15, September 15 and December 15 of each year, beginning December 15, 2016 (long first coupon)

Coupon:	5.45%

Price to Public:	$25.00 per Note / 100% of principal amount

Underwriter Purchase Price:	$24.2125 per Note plus accrued interest, if any, from August 8, 2016

Underwriter Purchase Price for Sales to Institutions:	$24.50 per Note plus accrued interest, if any, from August 8, 2016

No Over-allotment Option:	The underwriters will not have the option to purchase any additional Notes in order to cover over-allotments, if any.

Optional Redemption:

Par Call:	On or after September 15, 2021, in whole or in part, at 100% of the principal amount, plus any accrued and unpaid interest

Call for Tax Event:	Prior to September 15, 2021, in whole but not in part, at 100% of the principal amount, plus any accrued and unpaid interest

Call for Rating Agency Event:	Prior to September 15, 2021, in whole but not in part, at 102% of the principal amount, plus any accrued and unpaid interest

Optional Deferral:	Up to 20 consecutive quarterly periods per deferral period

Use of Proceeds:

We expect to use the net proceeds of this offering of the Notes, together with cash on hand, to repay the outstanding borrowings under the Revolving Credit Facility and to pay fees and expenses related to this offering of Notes.

CUSIP / ISIN:	524901600 / US5249016008

Expected Ratings:*	Moody’s: Baa2 (negative) / S&P: BB+ (stable)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information in this pricing term sheet supplements the preliminary prospectus supplement dated August 3, 2016 (the “Preliminary Prospectus Supplement”) and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. For more complete information about the offering, you should review the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, Attention: Prospectus Department, or by calling 1-866-718-1649 (toll-free); Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or by calling 1-800-294-1322 (toll-free); Citigroup Global Markets Inc., 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Broadridge Financial Solutions, or by calling 1-800-831-9146 (toll-free); J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York, 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor, or by calling 1-212-834-4533 (collect); or Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, or by calling 1-800-645-3751 (toll-free).

This pricing term sheet does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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